SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sanmina-SCI Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

800907 10 7

(CUSIP Number of Class of Securities’ Underlying Common Stock)

David L. White

Chief Financial Officer
Sanmina-SCI Corporation

2700 N. First St.

San Jose, CA 95134
(408) 964-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jon Layman, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$86,867,340.95	$2,666.83

*            Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 23,041,735 shares of common stock of Sanmina-SCI Corporation having an aggregate value of $86,867,340.95 as of March 12, 2007 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Sanmina-SCI Corporation, a Delaware corporation (“Sanmina-SCI” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 23,041,735 shares of the Company’s common stock, whether vested or unvested, that (i) were either issued with an exercise price less than the fair market value of the underlying stock on the date of grant (“Discount Options”) or non-Discount Options granted prior to October 1, 2006 with an exercise price greater than or equal to $4.01; (ii) were granted under the Sanmina-SCI Corporation 1990 Stock Plan, the Sanmina-SCI Corporation 1999 Stock Plan, the Sanmina-SCI Corporation Stock Option Plan 2000, the Altron 1991 Stock Option Plan (ISO plan), the Hadco Corporation Non-Qualified Stock Option Plans (dated September 7, 1990 and November 5, 1995), or the SCI Non Qualified Stock Option Plan  (the “Eligible Options”); and (iii) are held by eligible option holders.

These Eligible Options may be exchanged for new options that will be granted under the Company’s 1999 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated March 19, 2007 (the “Offer to Exchange”), (ii) the memorandum to eligible U.S. employees from Jure Sola, dated March 19, 2007, (iii) the summary of option exchange, (iv) the Election Form, and (v) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(E), respectively.  An “eligible option holder” refers to all persons who are U.S. employees (including U.S. employees on an expatriate assignment) with the exception of certain officers, as identified in the Offer to Exchange, hired on or before 5:00 p.m., Pacific Time, on March 19, 2007, and who remain employees through the date on which the New Options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.                       Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.                       Subject Company Information.

(a)               Name and Address.

Sanmina-SCI is the issuer of the securities subject to the Exchange Offer.  The address of the Company’s principal executive office is 2700 N. First St., San Jose, CA 95134, and the telephone number at that address is (408) 964-3500.  The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Sanmina-SCI” is incorporated herein by reference.

(b)              Securities.

The subject class of securities consists of the Eligible Options.  The actual number of shares subject to the new options to be issued in the Exchange Offer will depend on the number of shares subject to eligible options tendered and accepted in the exchange.  The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

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(c)               Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.                       Identity and Background of Filing Person.

(a)               Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.                       Terms of the Transaction.

(a)               Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” and “Extension of offer; termination; amendment” is incorporated herein by reference.

(b)              Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.                       Past Contacts, Transactions, Negotiations and Arrangements.

(e)               Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated by reference.  The eligible option plan and related option agreement attached hereto as Exhibit (d)(1) contains information regarding the subject securities.

Item 6.                       Purposes of the Transaction and Plans or Proposals.

(a)               Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

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(b)              Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)               Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer” is incorporated herein by reference.

Item 7.                       Source and Amount of Funds or Other Consideration.

(a)               Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)              Conditions.

The information set forth in the Offer to Exchange under the caption “Conditions of the offer,” is incorporated herein by reference.

(d)              Borrowed Funds.

Not applicable.

Item 8.                       Interest in Securities of the Subject Company.

(a)               Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)              Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.                       Person/Assets, Retained, Employed, Compensated or Used.

(a)               Solicitations or Recommendations.

Not applicable.

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Item 10.                Financial Statements.

(a)               Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements of Sanmina-SCI” and “The Offer—Additional information” is incorporated herein by reference.  The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)              Pro Forma Information.

Not applicable.

Item 11.                Additional Information.

(a)               Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)              Other Material Information.

Not applicable.

Item 12.                Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options Granted for New Options, dated March 19, 2007.

(a)(1)(B)	Internal Memorandum to all Eligible U.S. Employees from Jure Sola dated March 19, 2007.

(a)(1)(C)	Summary of Option Exchange Program.

(a)(1)(D)	Election Form.

(a)(1)(E)	Withdrawal Form.

(a)(1)(F)	Form of Addendum Listing Eligible Options.

(a)(1)(G)	Confirmation of Receipt of Election Form and Confirmation of Receipt of Withdrawal Form.

(a)(1)(H)	Forms of Reminder E-mails.

(a)(1)(I)	Form of Addendum Listing Eligible Options.

(b)	Not applicable.

(d)(1)

The Sanmina-SCI Corporation 1999 Stock Plan and form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 4.3 to the Company’s registration statement on Form S-8, filed with the SEC on May 25, 1999.

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

(a)	Not applicable.

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SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SANMINA-SCI CORPORATION

/s/ David L. White
David L. White
Executive Vice President of Finance, Chief Financial Officer and Secretary

Date:  March 19, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options Granted for New Options, dated March 19, 2007.

(a)(1)(B)	Internal Memorandum to all Eligible U.S. Employees from Jure Sola dated March 19, 2007.

(a)(1)(C)	Summary of Option Exchange Program.

(a)(1)(D)	Election Form.

(a)(1)(E)	Withdrawal Form.

(a)(1)(F)	Form of Addendum Listing Eligible Options.

(a)(1)(G)	Confirmation of Receipt of Election Form and Confirmation of Receipt of Withdrawal Form.

(a)(1)(H)	Forms of Reminder E-mails.

(a)(1)(I)	Form of Addendum Listing Eligible Options.

(d)(1)

The Sanmina-SCI Corporation 1999 Stock Plan and form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 4.3 to the Company’s registration statement on Form S-8, filed with the SEC on May 25, 1999.